

SEC 16013373

SEC Mail Processing Section FEB 29 2016 Washington DC 409

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-48436

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Investments, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) New York (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saurabh Pathak 212-810-8182
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) New York (State) 10112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BlackRock Investments, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

BLACKROCK

55 East 52nd Street
New York NY 10055
Tel 212-810-5300
www.blackrock.com

February 26, 2016

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Daniel Gallagher, Commissioner

RE: BlackRock Execution Services - CRD #39438

Dear Sir or Madam:

Enclosed please find the statement of financial condition of BlackRock Execution Services as of December 31, 2015 to be used as a public document.

Audited financial statements and supplementary schedules of BlackRock Execution Services for the year ended December 31, 2015 have been submitted in a separate package. It is our understanding that the audited financial statements and supplementary schedules shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e)(3) of Rule 17a-5.

If you have any questions regarding this matter or require additional information, you may contact me at (212) 810-8182.

Sincerely,

Saurabh Pathak
Chief Financial Officer
BlackRock Execution Services

Enclosures

BLACKROCK INVESTMENTS, LLC
(SEC. I.D. No. 8-48436)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

AN OATH OR AFFIRMATION

I, Saurabh Pathak, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to BlackRock Investments, LLC (the "Company") as of December 31, 2015, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature — 2/26/16 Date

Financial and Operations Principal
Title

Subscribed to before me this 26th day of February, 2016.



ANGELA R. CUCINOTTO
Notary Public, State of New York
No. 01CU6004803 Qualified in Queens County
Certificate Filed in New York County
Commission Expires March 30, 2018

Notary Public

BlackRock Investments, LLC
Statement of Financial Condition

As of December 31, 2015

Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To BlackRock Investments, LLC

We have audited the accompanying statement of financial condition of BlackRock Investments, LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BlackRock Investments, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 26, 2016

BlackRock Investments, LLC

Statement of Financial Condition

December 31, 2015

(Dollar amounts in thousands)

Assets		
Cash	$	54,119
Due from related parties		48,030
Accounts receivable		1,686
Other assets		303
Total assets	$	104,138
Liabilities		
Due to broker-dealers	$	42,765
Due to related parties		5,847
Accounts payable and accrued liabilities		483
Total liabilities		49,095
Member's equity		55,043
Total liabilities and member's equity	$	104,138

See accompanying notes to statement of financial condition.

1. Organization

BlackRock Investments, LLC (the "Company") is a Delaware limited liability company. The Company is a wholly owned subsidiary of BlackRock, Inc. ("BLK"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is the distributor of various BLK-sponsored mutual funds, *iShares*® exchange-traded funds and certain municipal securities (collectively, the "Funds"). In addition, the Company provides marketing services to a third party in connection with various registered securities.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is a disregarded entity for U.S. tax purposes and generally is not subject to income taxes. BLK is individually liable for income taxes, if any, on the Company's net taxable income. Accordingly, no income tax provision has been recorded.

Accounting Standards Codification ("ASC") 740-10, *Income Taxes* ("ASC 740-10") provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position would be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not recorded any liabilities on its statement of financial condition pursuant to ASC 740-10 at December 31, 2015.

3. Related Party Transactions

As a distributor of certain Funds, the Company receives distribution and service fees from the Funds and re-distributes substantially all of those fees to the ultimate third-party selling broker-dealers of these Funds and a wholly owned subsidiary of BLK. Pursuant to these arrangements, \$46.2 million was due from these Funds and \$3.9 million was payable to the wholly owned subsidiary of BLK at December 31, 2015.

The Company provides certain distribution services for a fee to a wholly owned subsidiary of BLK. Certain wholly owned subsidiaries of BLK provide general and administrative services to the Company. Amounts due from related parties and due to related parties pertaining to the fees for these services were \$1.8 million and \$1.9 million at December 31, 2015, respectively.

Outstanding amounts related to the above transactions are recorded net in due to and due from related parties where the legal right and intent to offset exists.

4. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2015.

5. Net Capital Requirements

The Company calculates its net capital using the alternative method under Rule 15c3-1 of the Act, which requires the Company to maintain minimum net capital of the greater of \$250 thousand or 2% of aggregate debits, as defined. At December 31, 2015, the Company had net capital of approximately \$37.4 million, which was \$37.2 million in excess of its required net capital of \$250 thousand.

6. Subsequent Events

On January 29, 2016, the agreement to provide marketing services (as referenced in Note 1) was terminated. Pursuant to this, the Company received a one-time termination fee, a substantial portion of which was distributed to a wholly owned subsidiary of BLK which provided services related to the agreement. As a result of this termination, the Company will no longer earn marketing fees.